Exhibit 99.5

Press release

Rio Tinto and BHP Billiton update on proposed iron ore production joint venture
15 October 2009
On 5 June 2009, Rio Tinto and BHP Billiton signed a non-binding agreement to establish a production joint venture covering the entirety of both companies’ Western Australian iron ore assets.
Under the terms of the agreement up to 15 per cent of production was proposed to be sold by the joint venture, independent of Rio Tinto and BHP Billiton.
Following discussions between the two companies, Rio Tinto and BHP Billiton have decided not to proceed with the joint venture marketing activity. As a result, all production from the proposed joint venture would be marketed separately by Rio Tinto and BHP Billiton.
The two companies believe that this change will clarify the nature of the JV for customers and emphasise its focus on realising significant production and development synergies.
Rio Tinto and BHP Billiton are pleased with progress towards definitive JV agreements and expect to finalise these agreements on schedule.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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For further information, please contact:
Rio Tinto media and investor relations
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Tony Shaffer
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David Ovington
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BHP Billiton media and investor relations
Media Relations, Australia
Samantha Evans
Office: +61 3 9609 2898 Mobile: +61 400 693 915
Email: Samantha.Evans@bhpbilliton.com
Peter Ogden
Office: +61 3 9609 2812 Mobile: +61 428 599 190
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Kelly Quirke
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Email: Kelly.Quirke@bhpbilliton.com
Media Relations, United Kingdom
Illtud Harri
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Media Relations, United States
Ruban Yogarajah
Office: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
Email: Ruban.Yogarajah@bhpbilliton.com
Investor Relations, Australia
Leng Lau
Office: +61 3 9609 4202 Mobile: +61 403 533 706
Email: Leng.Y.Lau@bhpbilliton.com
Investor Relations, United Kingdom
Andre Liebenberg
Office: +44 20 7802 4131 Mobile: +44 7920 236 974
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Investor Relations, South Africa
Bronwyn Wilkinson
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Investor Relations, United States
Scott Espenshade
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Email: Scott.Espenshade@bhpbilliton.com
BHP Billiton Plc
Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111
A member of the BHP Billiton group which is headquartered in Australia
Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com